American National Bankshares Inc. and Subsidiary
Consolidated Balance Sheets
March 31, 2007, and 2006
(Dollars in thousands, except share data)
(Unaudited)

	2007	2006
ASSETS		
Cash and due from banks...	$ 22,844	$ 17,986
Interest bearing deposits in other banks...	22,817	16,261
Securities available for sale, at fair value...	138,533	164,610
Securities held to maturity...	13,475	16,883
Total securities...	152,008	181,493
Loans held for sale..	2,017	873
Loans, net of unearned income...	543,357	411,335
Less allowance for loan losses..	(7,590)	(6,164)
Net Loans...	535,767	405,171
Bank premises and equipment, net...	12,759	7,734
Goodwill...	22,468	-
Core deposit intangibles, net...	2,735	92
Accrued interest receivable and other assets..	14,129	9,841
Total assets..	$ 787,544	$ 639,451
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Demand deposits -- noninterest-bearing..	$ 116,940	$ 89,899
Demand deposits -- interest bearing...	113,778	104,479
Money market deposits..	52,856	41,557
Savings deposits..	69,083	77,258
Time deposits..	253,377	191,486
Total deposits..	606,034	504,679
Repurchase agreements...	44,526	40,672
FHLB borrowings..	15,050	17,200
Trust preferred capital notes...	20,619	-
Accrued interest payable and other liabilities...	4,675	2,848
Total liabilities..	690,904	565,399
Shareholders' equity:		
Common stock, $1 par, 10,000,000 shares authorized,		
6,156,823 shares outstanding at March 31, 2007 and		
5,431,438 shares outstanding at March 31, 2006	6,157	5,431
Capital in excess of par value..	26,456	9,610
Retained earnings..	65,726	60,088
Accumulated other comprehensive income (loss), net...............................	(1,699)	(1,077)
Total shareholders' equity..	96,640	74,052
Total liabilities and shareholders' equity..	$ 787,544	$ 639,451

American National Bankshares Inc. and Subsidiary
Consolidated Statements of Income
For the Three Months Ended March 31, 2007, and 2006
(Dollars in thousands, except share and per share data)
(Unaudited)

		2007		2006
Interest Income:				
Interest and fees on loans..	$	10,079	$	6,956
Interest and dividends on securities:				
Taxable...		1,136		1,152
Tax-exempt..		423		451
Dividends..		89		57
Other interest income..		171		232
Total interest income..		11,898		8,848
Interest Expense:				
Deposits..		3,783		2,307
Repurchase agreements...		426		309
Other borrowings..		206		213
Trust preferred capital notes..		343		-
Total interest expense...		4,758		2,829
Net Interest Income..		7,140		6,019
Provision for Loan Losses...		303		126
Net Interest Income After Provision for Loan Losses...		6,837		5,893
Noninterest Income:				
Trust and investment services..		879		755
Service charges on deposit accounts..		622		571
Other fees and commissions..		289		309
Mortgage banking income..		190		133
Securities gains, net...		25		21
Other...		207		112
Total noninterest income..		2,212		1,901
Noninterest Expense:				
Salaries...		2,390		1,984
Pension and other employee benefits..		648		649
Occupancy and equipment..		829		646
Bank franchise tax..		168		140
Core deposit intangible amortization..		94		39
Other...		1,041		925
Total noninterest expense..		5,170		4,383
Income Before Income Tax Provision..		3,879		3,411
Income Tax Provision..		1,175		1,005
Net Income...	$	2,704	$	2,406
Net Income Per Common Share:				
Basic...	$	0.44	$	0.44
Diluted...	$	0.44	$	0.44
Average Common Shares Outstanding:				
Basic...		6,156,812		5,441,758
Diluted...		6,185,084		5,477,904

Financial Highlights
American National Bankshares Inc. and Subsidiary
(Dollars in thousands, except share data)
(Unaudited)

		As of March 31,		
		2007	2006	Change
EARNINGS				
Interest income	$	11,898	$ 8,848	34.5%
Interest expense		4,758	2,829	68.2
Net interest income		7,140	6,019	18.6
Provision for loan losses		303	126	140.5
Noninterest income		2,212	1,901	16.4
Noninterest expense		5,170	4,383	18.0
Income taxes		1,175	1,005	16.9
Net income		2,704	2,406	12.4
PER COMMON SHARE				
Earnings per share - basic	$	0.44	$ 0.44	0.0%
Earnings per share - diluted		0.44	0.44	0.0
Cash dividends paid		0.22	0.21	4.8
Book value per share		15.70	13.63	15.2
Book value per share - tangible (a)		11.60	13.62	(14.8)
Closing market price		22.88	23.49	(2.6)
FINANCIAL RATIOS				
Return on average assets		1.39%	1.52%	(13) bp
Return on average equity		11.35	13.02	(167)
Return on average tangible equity (b)		15.81	13.19	262
Average equity to average assets		12.24	11.69	55
Net interest margin (FTE)		4.13	4.14	(1)
Efficiency ratio		55.70	53.88	182
PERIOD END BALANCES				
Securities	$	152,008	$ 181,493	(16.2)%
Loans held for sale		2,017	873	131.0
Loans, net of unearned income		543,357	411,335	32.1
Goodwill and other intangibles		25,203	92	N/A
Assets		787,544	639,451	23.2
Assets - tangible (a)		762,341	639,359	19.2
Deposits		606,034	504,679	20.1
Repurchase agreements		44,526	40,672	9.5
FHLB borrowings		15,050	17,200	(12.5)
Trust preferred capital notes		20,619	-	N/A
Shareholders' equity		96,640	74,052	30.5
Shareholders' equity - tangible (a)		71,437	73,960	(3.4)
AVERAGE BALANCES				
Securities	$	157,004	$ 171,558	(8.5)%
Total loans		544,162	412,164	32.0
Interest-earning assets		714,427	605,026	18.1
Goodwill and other intangibles		25,240	108	N/A
Assets		778,858	631,934	23.2

Assets - tangible (a)	753,618	631,826	19.3
Interest-bearing deposits	493,806	412,733	19.6
Deposits	594,817	497,758	19.5
Repurchase agreements	46,254	39,941	15.8
Other borrowings	36,720	17,230	113.1
Shareholders' equity	95,332	73,900	29.0
Shareholders' equity - tangible (a)	70,092	73,792	(5.0)

CAPITAL

Average shares outstanding - basic	6,156,812	5,441,758	13.1%
Average shares outstanding - diluted	6,185,084	5,477,904	12.9
Shares repurchased	11,600	13,900	(16.5)
Average price of shares repurchased	$ 23.15	$ 23.33	(0.8)

ALLOWANCE FOR LOAN LOSSES

Beginning balance	$ 7,264	$ 6,109	18.9%
Provision for loan losses	303	126	140.5
Charge-offs	(49)	(151)	(67.5)
Recoveries	72	80	(10.0)
Ending balance	$ 7,590	$ 6,164	23.1

NONPERFORMING ASSETS

Nonperforming loans:			
90 days past due	$ -	$ -	N/A
Nonaccrual	3,689	4,274	(13.7)
Foreclosed real estate	99	155	(36.1)
Nonperforming assets	$ 3,788	$ 4,429	(14.5)

ASSET QUALITY RATIOS (c)

Net chargeoffs (recoveries) to average loans	(0.02)	0.07	(9) bp
Nonperforming assets to total assets	0.48%	0.69%	(21)
Nonperforming loans to total loans	0.68	1.04	(36)
Allowance for loan losses to total loans	1.40	1.50	(10)
Allowance for loan losses			
to nonperforming loans	2.06 X	1.44 X	62

Notes:

(a) - Excludes goodwill and other intangible assets

(b) - Excludes amortization expense, net of tax, of intangible assets

(c) - Balance sheet amounts used in calculations are based on period end balances

bp - Change is measured as difference in basis points

FTE - Fully taxable equivalent basis

N/A - Percentage change is not applicable or not meaningful

Net Interest Income Analysis
For the Three Months Ended March 31, 2007 and 2006
(in thousands, except yields and rates)
Unaudited

	Average Balance		Interest Income/Expense		Average Yield/Rate	
	2007	2006	2007	2006	2007	2006
Loans:						
Commercial	$ 88,962	$ 70,421	$ 1,693	$ 1,238	7.61%	7.03%
Real Estate	444,854	331,522	8,165	5,508	7.34	6.65
Consumer	10,346	10,221	242	229	9.36	8.96
Total loans	544,162	412,164	10,100	6,975	7.42	6.77
Securities:						
Federal agencies	82,257	90,141	857	807	4.17	3.58
Mortgage-backed	20,001	21,626	241	245	4.82	4.53
State and municipal	45,963	47,419	634	673	5.52	5.68
Other	8,783	12,372	129	154	5.87	4.98
Total securities	157,004	171,558	1,861	1,879	4.74	4.38
Deposits in other banks	13,261	21,304	171	232	5.16	4.36
Total interest earning assets	714,427	605,026	12,132	9,086	6.79	6.00
Nonearning assets	64,431	26,908				
Total assets	$ 778,858	$ 631,934				
Deposits:						
Demand	$ 110,115	$ 97,050	$ 424	$ 303	1.54%	1.25%
Money market	52,140	41,414	349	221	2.68	2.13
Savings	68,927	78,256	235	187	1.36	0.96
Time	262,624	196,013	2,775	1,596	4.23	3.26
Total deposits	493,806	412,733	3,783	2,307	3.06	2.24
Repurchase agreements	46,254	39,941	426	309	3.68	3.09
Other borrowings	36,720	17,230	549	213	5.98	4.94
Total interest bearing liabilities	576,780	469,904	4,758	2,829	3.30	2.40
Noninterest bearing demand deposits	101,011	85,025				
Other liabilities	5,735	3,105				
Shareholders' equity	95,332	73,900				
Total liabilities and shareholders' equity	$ 778,858	$ 631,934				
Interest rate spread					3.49%	3.60%
Net interest margin					4.13%	4.14%
Net interest income (taxable equivalent basis)			7,374	6,257		
Less: Taxable equivalent adjustment			234	238		
Net interest income			$ 7,140	$ 6,019		